DATED THIS 13 DAY OF NOVEMBER 2017

BETWEEN

NEWSMAKERS PRODUCTIONS SDN BHD

(Company No. 654913-V)

AND

AGAPE ATP INTERNATIONAL HOLDING LIMITED

(Company No. 2541065)

SHARE SALE PURCHASE AGREEMENT

In relation to the sale of 20% of the issued and

paid up share capital of Unreserved Sdn Bhd

Share Sale Purchase Agreement Unreserved Sdn Bhd

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	SALE AND PURCHASE OF THE SALE SHARES	6
3.	PURCHASE CONSIDERATION	6
4.	CONDITIONS PRECEDENT	6
5.	COMPLETION	8
6.	WARRANTIES AND REPRESENTATIONS	9
7.	TERMINATION	11
8.	COVENANTS UP TO COMPLETION DATE	12
9.	TIME	13
10.	NOTICES	13
11.	WAIVERS	14
12.	COSTS	14
13.	SUCCESSORS AND ASSIGNS	15
14.	ENTIRE AGREEMENT	15
15.	GOVERNING LAW AND JURISDICTION	15
16.	CONFIDENTIALITY	15
17.	VARIATION OF THE TERMS	16
18	COUNTERPARTS	16
19.	SEVERANCE	16

SCHEDULE 1		18

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 1

THIS SHARE SALE PURCHASE AGREEMENT is made this 13 day of November 2017 (“Agreement”)

BETWEEN

NEWSMAKERS PRODUCTIONS SDN BHD (Company No. 654913-V), a company incorporated under the laws of Malaysia and having its registered address at Unit C-1-7 (Level 3), Block C, Menara Uncang Emas (UE3), 85, Jalan Loke Yew, 55200 Kuala Lumpur (“Vendor”);

AND

AGAPE ATP INTERNATIONAL HOLDING LIMITED (Company No. 2541065) a company incorporated under the laws of Hong Kong and having its address at Unit 05, 4/F, Energy Plaza, No. 92, Granville Road, Tsim Sha Tsui East, Kowloon, Hong Kong (“Purchaser”).

The Vendor and the Purchaser shall hereinafter be collectively referred to as the “Parties” and each a “Party”.

WHEREAS:

A.	UNRESERVED SDN BHD (Company No. 830459-M) is a company incorporated under the laws of Malaysia having its registered address at Unit C-1-7 (Level 3), Block C, Menara Uncang Emas (UE3), 85, Jalan Loke Yew, 55200 Kuala Lumpur (“Company”) and as at the date hereof has Two Million and Five Hundred Thousand (2,500,000) issued and fully paid-up Shares.

B.	The Vendor is the registered and beneficial owner of Two Million Three Hundred and Seventy Five Thousand (2,375,000) ordinary shares of the Company which is equivalent to 95% equity interest in the Company.

C.	The Purchaser has agreed to purchase and the Vendor has agreed to sell twenty per centum (20%) of the issued and paid-up ordinary share capital of the Company comprising 475,000 ordinary shares (“Sale Shares”) upon the terms and subject to the conditions herein contained (“Proposed Transaction”).

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 2

NOW THIS AGREEMENT WITNESSETH as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement the following words and expressions shall have the meanings ascribed to them below except where the context otherwise requires:

“Act”	means the Companies Act, 2016;

“Audited Accounts”	means the audited financial statements of the Company for the financial year ended 31 May 2017;

“Agreement”	means this share sale & purchase agreement as may be amended from time to time including all its schedules, appendices and annexures;

“Business Day(s)”	means a day on which commercial banks in Kuala Lumpur and the state of Selangor are open for business and does not include Saturdays, Sundays or public holidays in Kuala Lumpur and the state of Selangor;

“Completion”	means the completion of the sale and purchase of the Sale Shares from the Vendor in accordance with the terms of this Agreement;

“Completion Date”	means the date completion of the sale and purchase of the Sale Shares takes place in accordance with Clause 5 of this Agreement;

“Conditional Period”	means the period of one (1) month from the date of this Agreement or such other extended date as may be mutually agreed to in writing by the Parties;
“Encumbrances”	means any mortgage, charge (whether fixed or floating), assignment over receivables, power of sale, hypothecation, pledge, lien, option, right of pre-emption, right of retention of title, third party right or interest or any other form of security interest or any obligation (including any conditional obligation) to create any of the same and where applicable, any caveat, prohibitory order or other restraints;

“First Payment”	Shall have the meaning as ascribed to it in sub-clause 3.2(a) of this Agreement;

“Letter of Offer”	means the letter of offer issued by the Vendor dated 10 November 2017 to the Purchaser of which has been duly accepted by the Purchaser on 10 November 2017;

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 3

“Management Accounts”	means the balance sheet and the profit and loss statement as at 12 January 2018 of the Company;

“Office Space”	means the office premise located at B4-5-1, B4-5-2 & B4-5-3, Solaris Dutamas, No.1, Jalan Dutamas 1, 50480 Kuala Lumpur;

“Payment Date”	means 31 January 2018 or such other extended date as may be mutually agreed to in writing by the Parties;

“Proposed Transaction”	shall have the meaning as ascribed to it in Recital C above;

“RM”	means Ringgit Malaysia, the legal currency of Malaysia;

“Sale Shares”	means 475,000 shares which is registered legally and beneficially held by the Vendor representing 20% of the total issued capital of the Company and reference to “Sale Shares” shall include references to any one of them or any part thereof;

“Shares”	means ordinary shares in the issued and paid up share capital of the Company and “Share” means each or any of them;

“Settlement Sum”	means the sum of Ringgit Malaysia Fifty Thousand (RM50,000) Only as agreed settlement payment by the Purchaser to the Vendor for costs incurred by the Vendor including but not limited to solicitor fees and such other administrative fees;

“Solicitors”	means the solicitors acting for the Purchaser, Messrs Naqiz & Partners, Suite 9B.01 & 02, Level 9B, Wisma E&C, Lorong Dungun Kiri, Damansara Heights, 50490 Kuala Lumpur, Malaysia;

“Transfer Form”	means the undated share transfer form(s) in relation to the Sale Shares duly executed by the Vendor in favour of the Purchaser;

“Unconditional Date”	means the date when the last of the conditions precedent set out in Clause 4.1 has been fulfilled or waived, by the Vendor or the Purchaser, as the case may be, subject to the provisions in Clauses 4.4 and 4.5; and

“Warranties”	means the warranties and representations of the Vendor as set out in Clauses 6.1 and 6.2 as well as Schedule 1 and references to “Warranty” shall include references to any one of them.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 4

1.2	References to Recitals, Clauses, Appendices and Schedules are references to recitals, clauses, appendices and schedules to this Agreement.

1.3	Words denoting the singular number only shall include the plural number and vice versa.

1.4	Words denoting any gender shall include all other genders.

1.5	References to persons shall be deemed to include bodies corporate or unincorporated, and shall also include their respective estate, personal representatives, and successors in title or permitted assigns, as the case may be.

1.6	References to “law” or “laws” includes common law, convention, decree, judgment, legislation, order, ordinance, regulation, statute, treaty or other legislative measure in any jurisdiction or any present or future directive, regulation, request or requirement (in each case, whether or not having the force of law but, if not having the force of law, the compliance with which is in accordance with the general practice of persons to whom the directive, regulation, request or requirement is addressed).

1.7	References to any legislation or to any provision of any legislation shall include any consolidation, re-enactment, modification or replacement of that legislation or any legislative provision substituted for it, and all regulations, subsidiary legislations and statutory instruments issued under such legislation or provision.

1.8	If an obligation is to be performed or fulfilled on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

1.9	The term “month” means a period beginning in one calendar month ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it commences or, where there is no date in the next calendar month numerically corresponding as aforesaid, the last day of such calendar month, and “months” and “monthly” shall be construed accordingly.

1.10	Headings in this Agreement are for convenience only and shall have no legal effect.

1.11	No rule of construction applies to the disadvantage of a Party because the Party was responsible for the preparation of this Agreement or any part of it.

1.12	Where two or more persons or parties are included or comprised in any expression, agreements, covenants, terms, stipulations and undertakings expressed to be made by or on behalf by or on the part of such persons or parties shall be deemed to be binding upon such persons or parties jointly and severally.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 5

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions of this Agreement, the Vendor shall sell, and the Purchaser, relying on the several representations, warranties and undertakings contained in this Agreement, shall purchase, the Sale Shares free from all Encumbrances and together with all rights, benefits and advantages which may be declared, made or paid in respect thereof, the entitlement date of which is on or subsequent to the Completion Date.

3.	PURCHASE CONSIDERATION

3.1	The consideration for the purchase of the Sale Shares shall be Ringgit Malaysia Three Million Five Hundred Thousand (RM3,500,000.00) Only (“Purchase Consideration”) and shall be payable by the Purchaser to the Vendor by the Payment Date.

3.2	The Purchase Consideration shall be paid by the Purchaser in the following manner:

(a)	Ringgit Malaysia One Million (RM1, 000,000.00) (“First Payment”) Only upon acceptance by the Purchaser of the Letter of Offer. The Vendor hereby acknowledge that the Vendor has duly received the payment of the Earnest Deposit from the Purchaser in two (2) tranches of Ringgit Malaysia Five Hundred Thousand (RM500,000) each on 13 November 2017 and 15 November 2017 respectively;

(b)	Ringgit Malaysia Five Hundred Thousand (RM500,000) Only upon the date of execution of this Agreement or in any event no later than 12 December 2017, as mutually agreed upon by both Parties; and

(c)	remaining balance of Ringgit Malaysia Two Million (RM2,000,000) Only on or before the Payment Date.

3.3	In the event that the Purchase Consideration is not paid on or before the Payment Date, the Purchaser shall pay late payment interest on the Purchase Consideration or such sum remaining outstanding, at the rate of eight per centum per annum (8%) calculated on a daily basis from the day next after the expiry of the Payment Date till the date of full settlement (together with all accrued interest).

4.	CONDITIONS PRECEDENT

4.1	The obligations of the Parties to complete the sale and purchase of the Sale Shares under this Agreement are conditional upon fulfilment of the following conditions (“Conditions Precedent”) by the respective Parties within the Conditional Period:

(a)	satisfactory results of the legal and financial due diligence investigations on the Company. Such satisfactory outcome is to be determined at the Purchaser’s sole discretion;

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 6

(b)	the Vendor shall procure the Company to enter into a sub-tenancy agreement with the Vendor for the rental of the Office Space;

(c)	the Vendor shall procure the Company to obtain the prior written approval of the Ministry of Home Affairs for the change in shareholding and directors of the Company;

(d)	the Vendor shall procure the Company to obtain a valid business premise licence for purposes of the Company’s undertaking of its business operations at the Office Space; and

(b)	the Vendor shall procure the Company to notify the Royal Customs Malaysia on the Proposed Transaction which will result in the changes to the shareholdings of the Company.

4.2	Each Party shall keep the other Party updated on the progress of the relevant Condition Precedent and upon the fulfilment of the relevant Condition Precedent therein referred to, shall immediately notify the other Party in writing. For the avoidance of doubt, the Party responsible for satisfying a Condition Precedent shall inform the fulfilment of the Condition Precedent to the other Party in writing within one (1) day after the Conditional Period.

4.3	This Agreement shall cease to be conditional on the Unconditional Date.

4.4	The Purchaser may, at its option, waive any of the Conditions Precedent listed under Clause 4.1 above, prior to the expiry of the Conditional Period.

4.5	In the event that all or any of the Conditions Precedent referred to in Clause 4.1 are not fulfilled or obtained on or before the expiry of the Conditional Period or such other period as the Parties may agree in writing, either Party may give written notice (“Termination Notice”) to the other that this Agreement is terminated whereupon:

(a)	this Agreement shall be of no further effect save as set out in Clauses 4.5 (b) and (c) below;

(b)	no Party shall have any other claim against the other arising from or in-connection with this Agreement; and

(c)	all monies paid pursuant to Clause 3.1 of this Agreement to the Vendor shall forthwith be refunded to the Purchaser together with all accrued interest and in any event within seven (7) Business Days from the date of the Termination Notice of the termination of this Agreement. The Purchaser hereby agrees that the Vendor shall be entitled to set-off the Settlement Sum such monies to be refunded pursuant to this sub-clause 4.5(c). In the event that the Vendor shall fail, refuse or neglect to refund the monies (together with all accrued interests) to the Purchaser within such period, the Purchaser shall be entitled to impose interest on the monies at the rate of eight per centum (8%) calculated on a daily basis from the date of expiration of the abovesaid period until the date on which the monies (together with all accrued interests) are received by the Purchaser.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 7

5.	COMPLETION

5.1	Subject to the fulfilment of the Conditions Precedent, and payment of the Purchase Consideration and late interest, if any, the completion of the sale and purchase of the Sale Shares shall take place no later than fourteen (14) Business Days from the Payment Date with late interest, if any (whichever is the later) to the Vendor’s appointed solicitors as stakeholders at the Solicitors’ office or such other place as the Parties may agree in writing.

5.2	On Completion as stated above, the Vendor shall deliver or procure the delivery to the Solicitors of the following:

(a)	an original certified true copy of the approval of the shareholders and/or the board of directors of the Vendor to approve the sale and purchase of the Sale Shares by the Vendor to the Purchaser, the affixation of the Vendor’s common seal onto this Agreement, where necessary and all other transaction contemplated under this Agreement, all in accordance with the terms and subject to the terms of this Agreement;

(a)	an original certified true copy of the approval of the board of directors of the Company in respect of the registration of the Purchaser as a member of the Company upon the transfer of the Sale Shares on Completion;

(b)	the original share certificates in respect of the Sale Shares;

(c)	the valid, registrable undated and unstamped share transfer form(s) in respect of the Sale Shares duly executed by the Vendor in favour of the Purchaser;

(d)	the duly signed and undated resolutions of the board of directors of the Company approving the registration of the transfer of the Sale Shares in favour of the Purchaser in the Company’s register of members and the issuance of new share certificates in respect of the Sale Shares in favour of the Purchaser;

(e)	the duly signed and undated resolution of the board of directors of the Company resolving to accept the appointment of the nominees of the Purchaser as non-executive director of the Company;

(f)	the duly executed form(s) for the of the appointment of the nominees of the Purchaser as non-executive director of the Company; and

(g)	such other documents as may be required to give good title to the Sale Shares and to enable the Purchaser to become the registered holder thereof.

(collectively, referred to as “Completion Documents”).

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 8

5.3	Upon the Vendor satisfying their obligations under Clause 5.2 above to the satisfaction of the Purchaser, the Purchaser shall:

(a)	deliver to the Company a certified true copy of the resolution of the board of directors of the Purchaser and of the members of the Purchaser approving:

(i)	the execution of this Agreement as well as the affixation of the Purchaser’s Common Seal onto this Agreement, where necessary, in accordance with its Constitution; and

(ii)	the acquisition of the Sale Shares from the Vendor and all other transaction contemplated under this Agreement, all in accordance with the terms and subject to the terms of this Agreement.

5.4	On Completion and upon receipt of the Completion Documents as described in Clause 5.2 above (“Completion Date”), the Solicitors shall be entitled to adjudicate the Transfer Form within fourteen (14) days from the date thereof.

5.5	The Vendor shall as at Completion cause the release of the Sale Shares from the Vendor to the Purchaser. Upon receipt of the adjudicated Transfer Form from the Purchaser’s Solicitors, the Vendor shall cause the transfer of the Sale Shares from the Vendor to the Purchaser to be registered in the Company’s register of transfers and cause the Sale Shares to be registered in the name of the Purchaser in the Company’s register of members within fourteen (14) days of Completion.

5.6	The Sale Shares shall, on Completion, be free from all Encumbrances and, subject to stamping of the same shall be transferred with the benefit of all rights and benefits attaching thereto within fourteen (14) days or such period after stamping of the Transfer Form, of Completion including the right to any dividends.

6.	WARRANTIES AND REPRESENTATIONS

6.1	Each of the Parties warrant to the other that:

(a)	it is not bankrupt or insolvent, as the case may be, and is able to pay all their debts when due;

(b)	no petition for their bankruptcy or winding up, as the case may be, has been presented against it and, in relation to the Purchaser, no resolution has been passed by its board of directors or shareholders relating to its winding-up;

(c)	have full legal right, power and authority to execute, deliver and perform its obligations under this Agreement and all such other agreements, deeds, documents and instruments as are specified or referred to in this Agreement;

(d)	that the execution, delivery and performance of this Agreement, will not exceed any power granted to such party or violate the provisions of:

(i)	any law or regulation or any order or decree of any governmental authority, agency or court to which it is subject to; or

(ii)	where applicable, the constitution of such party;

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 9

(iii)	any mortgage contract or other undertaking or instrument to which it is a party to which is binding upon such party or any of its properties and assets;

(iv)	that, where applicable, all consents, approvals, authorizations, orders and exemptions of any ministry, agency, department or authority in Malaysia which is required or its advisable for or in connection with the execution, delivery and performance, legality or enforceability of this Agreement have been obtained and are in full force and effect.

6.2	Vendor’s Warranties

(a)	The Vendor acknowledges that the Purchaser is entering into this Agreement in reliance upon, among other things, the Warranties to be given by the Vendor as set out in Schedule 1 of this Agreement.

(b)	If after the execution of this Agreement and prior to Completion an event shall occur or matter shall arise of which the Vendor becomes aware which results or may result, in any of the Warranties set out in Schedule 1 of this Agreement being untrue, inaccurate or misleading, the Vendor shall immediately notify the Purchaser, in any case prior to the Completion Date, setting out sufficiently details as are available.

(c)	Upon notification by the Vendor pursuant to Clause 6.2(b) above, the Purchaser shall allow the Vendor to remedy the same within thirty (30) days from the Purchaser’s written notice. In the event such event(s) are remedied within the same thirty (30) days period, the Completion Date shall occur upon such remedy. In the event such event(s) are not remedied within the same thirty (30) days period, the Purchaser shall not be obliged to complete this Agreement.

(d)	Without restricting the rights of the Purchaser or otherwise affecting the ability of the Purchaser to claim damages on any other basis available to it, the Vendor undertakes to fully indemnify the Purchaser at all times from and against all and any liabilities, claims, fines, suits, obligations, damages, penalties, interests, demands, actions, losses, charges, costs (including costs on a solicitor-client basis) and expenses of any kind or nature (including, legal expenses) suffered or incurred by the Purchaser as a result of a breach of any of the Warranties as set out in Schedule 1 of this Agreement, provided always that such claim shall not exceed the Purchase Consideration and such claim is made within six (6) months from the Completion Date. For the avoidance of doubt, the Warranties shall survive Completion of this Agreement.

6.3	Purchaser’s Warranties

(a)	The Purchaser undertakes, covenants and warrants that:

(i)	the Purchaser undertakes to fully indemnify the Vendor at all times from and against all and any liabilities, fines, suits, claims, obligations, damages, penalties, interests, demands, actions, losses, charges, costs (including cost on a solicitor-client basis) and expenses of any kind or nature (including legal expenses) suffered or incurred by the Vendor as a result of a breach of the Purchaser’s warranties.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 10

7.	TERMINATION

7.1	Termination by the Vendor

(a)	If, before or on the Completion Date:

(i)	a petition for winding up is presented against the Purchaser and the Purchaser fail to take such steps to oppose or set aside such petition within a period of thirty (30) days; or

(ii)	the Purchaser defaults in the performance of its payment obligations under this Agreement and the Purchaser fails to remedy the same within seven (7) Business Days of notice by the Vendor to remedy the default; or

(iii)	an order is made or an effective resolution is passed for the winding up of the Purchaser; or

(iv)	an administrator, a receiver and/or manager is appointed by the court or any creditor pursuant to a debenture or any other security document in favour of such creditor over the undertaking, assets and properties of the Purchaser or any part of its assets and properties, then the Vendor shall be entitled to terminate this Agreement with immediate effect by giving written notice to the Purchaser before or on the Completion Date which termination shall take effect from such date stipulated in the notice whereupon:

(aa)	no Party shall have any further obligation to purchase or sell the Sale Shares;

(bb)	the Vendor shall within seven (7) Business Days of such termination refund to the Purchaser all monies paid to the Vendor together with all accrued interests except for the Settlement Sum;

(cc)	each Party shall, within seven (7) Business Days of such termination, return to the other all such documents received by such party from the other; and

(dd)	thereafter this Agreement shall become null and void and be of no further effect and neither party hereto shall have any rights to further claims, action or proceedings against the other in respect or arising out of this Agreement.

(b)	The Vendor may exercise their right of termination under Clause 7.1(a) without prejudice to any other rights or remedies which it may be entitled to at law, in equity or otherwise to claim damages which it has suffered or incurred as a result of such breach by the Purchaser or such termination occurring, including all fees, costs and expenses arising from or incidental to the sale of the Sale Shares by the Vendor to the Purchaser.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 11

7.2	Termination by the Purchaser

(a)	If, before or on the Completion Date:

(i)	if the Vendor defaults in effecting the transfer of the Sale Shares in favour of the Purchaser free from Encumbrances in accordance with Clause 5; or

(ii)	there is a breach of any of the Warranties; or

(iii)	there is a material breach of any terms or conditions of this Agreement or a material failure to perform or observe any undertaking, obligation or agreement in this Agreement by the Vendor; or

(iv)	a petition for bankruptcy is presented against the Vendor and the Vendor fails to take such steps to oppose or set aside such petition within a period of thirty (30) days,

then the Purchaser shall be entitled to terminate this Agreement as against the Vendor with immediate effect by giving written notice to the Vendor on or before the Completion Date and after service of such notice whereupon:

(aa)	no Party shall have any further obligations to purchase or sell the Sale Shares;

(bb)	the Vendor shall within seven (7) Business Days of such termination refund to the Purchaser all monies paid to the Vendor together with all accrued interests except for the Settlement Sum; and

(cc)	each Party shall, within seven (7) Business Days of such termination, return to the other all such documents received by such party from the other.

8.	COVENANTS UP TO COMPLETION DATE

8.1	Pending completion of the sale and purchase of the Sale Shares, the Vendor shall procure that the Purchaser, its agents and representatives are given full access to the accounts, books and records of the Company Provided Always That the Purchaser shall ensure that its agents and representatives do not interfere or disrupt the business operations of the Company.

8.2	The Parties agree that pending Completion, the Vendor shall be responsible for and maintain accurate and complete accounts, books and records in English in accordance with the requirements of all applicable laws and usual accounting practices and procedures and procure that such accounts, books and records are audited by the Company’s independent auditors from time to time as soon as possible after the end of each financial year (where required) and to also prepare the Management Accounts of the Company.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 12

9.	TIME

Time wherever mentioned in this Agreement shall be of the essence.

10.	NOTICES

10.1	Any notice or other communication to be given by one Party to the other Party under, or in connection with this Agreement shall be in writing, in English and signed by or on behalf of the Party giving it. It must be served by sending it by fax to the number set out in Clause 10.2, and delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post to the address set out in Clause 10.2 and in each case marked for the attention of the relevant party set out in Clause 10.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 10). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a)	in the case of delivery by hand, upon receipt by the sender of the confirmation of receipt;

(b)	in the case of fax, upon receipt by the sender of a transmission report from the sender’s facsimile which shows successful transmission and which report shall be conclusive of the successful transmission;

(c)	in the case of prepaid recorded delivery, special delivery or registered post, three Business Days from the day of posting,

provided that in each case where delivery by hand or by fax occurs after 6pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9am on the next following Business Day.

10.2	The addresses and fax numbers of the parties for the purpose of Clause 10.1 are as follows:

To the Vendor:

Newsmakers Productions Sdn Bhd

Address:	B4-5-1, Solaris Dutamas, No. 1, Jalan Dutamas 1, 50480 Kuala Lumpur.

Facsimile number:	Nil
Attention:	Aniza Helina Akmi Karim

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 13

To the Purchaser:

Agape ATP International Holding Limited

Address:	Unit 05, 4/F, Energy Plaza, No. 92, Granville Road, Tsim Sha Tsui East, Kowloon, Hong Kong

Facsimile number:	Nil

Attention:	Dato’ Seri Dr. KC How

10.3	A Party may notify the other Party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this Clause 10, provided that such notice shall only be effective on:

(a)	the future date specified in the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date following five (5) Business Days after notice.

10.4	In proving such service, it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a pre-paid recorded delivery, special delivery or registered post letter, or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

11	WAIVERS

The rights and remedies of any Party, in respect of any breach of any of the provisions of this Agreement shall not be affected by failure to exercise or delay in the exercise of any right or remedy or by any other event or matter whatsoever, except a specific and duly authorised written waiver or release, and no single or partial exercise of any right or remedy shall preclude any further or other exercise.

12	COSTS

Each Party shall pay its own legal and other ancillary costs related to the negotiations, preparation and finalisation of this Agreement. The Purchaser shall be responsible for the costs and expenses relating to the transfer pursuant to Clause 5. The Purchaser shall be responsible for payment of all stamp duty chargeable on this Agreement and the transfer of the Sale Shares.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 14

13	SUCCESSORS AND ASSIGNS

This Agreement shall bind the respective successors-in-title and permitted assigns of the Parties. This Agreement is personal to the Parties. Accordingly, neither of the Parties may, without the prior written consent of the other Party, assign, hold on trust nor otherwise transfer the benefit of all or any of the other parties’ obligations under this Agreement, or any benefit arising under or out of this Agreement.

14	ENTIRE AGREEMENT

This Agreement sets forth the entire agreement and understanding between the Parties as to the subject matter hereof and supersedes all prior agreements in relation thereto, whether express or implied.

15	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in all respects in accordance with the laws of Malaysia. The Parties irrevocably agree that the Courts of Malaysia shall have exclusive jurisdiction in respect of any dispute, suit, action or proceedings which may arise out of or in connection with this Agreement.

16	CONFIDENTIALITY

16.1	All information exchanged between the Parties under this Agreement or during the negotiations preceding this Agreement is confidential to them and may not be disclosed to any person except:

(a)	to employees, legal advisers, auditors and other consultants requiring the information for the purposes of this Agreement; or

(b)	with the consent of the Party who supplied the information; or

(c)	if the information is at the date of this Agreement, lawfully in the possession of the recipient of the information through sources other than the Party who supplied the information; or

(d)	if the information is generally and publicly available other than as a result of breach of confidence by the person receiving the information.

16.2	Each Party will keep absolutely secret and confidential at all times all confidential information and will not use, disclose, cause to be disclosed, copy, make available or otherwise supply any confidential information to any person except as provided for in Clause 16.1.

16.3	The receiving Party will treat the confidential information of the other Party with no lesser degree of security than it uses in respect of its own confidential information and will only divulge the confidential information to those of its employees and/or agents and/or others referred to under Clause 16.1(a) who need to be informed for the purposes of this Agreement and that also only on a confidential basis.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 15

17	VARIATION OF THE TERMS

17.1	No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

17.2	Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

18	COUNTERPARTS

This Agreement may be executed in any number of counterparts all of which taken together constitute one document.

19	SEVERANCE

19.1	If a provision in this Agreement is held to be illegal, invalid, void, voidable or unenforceable, that provision must be read down to the extent necessary to ensure that it is not illegal, invalid, void, voidable or unenforceable.

19.2	If it is not possible to read down a provision as required in Clause 19.1, that provision is severable without affecting the validity or enforceability of the remaining parts of that provision or the other provisions in this Agreement.

(the remainder of this page has been intentionally left blank)

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 16

IN WITNESS WHEREOF the Parties have hereunto set their hands hereunder.

Vendor

Signed by
for and behalf of	)
NEWSMAKERS PRODUCTIONS SDN BHD	)
(Company No. 654913-V),	)
in the presence of:	)

Name:	Name:
NRIC No.:	NRIC No.:
Designation:	Designation:

Purchaser

Signed by	)
for and on behalf of	)
AGAPE ATP INTERNATIONAL HOLDING LIMITED	)
(Company No. 2541065))
in the presence of:	)

Name:	Name:
NRIC No.:	NRIC No.:
Designation:	Designation:

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 17

SCHEDULE 1

THE VENDOR’S WARRANTIES AND REPRESENTATIONS

1.	Title and authority

1.1	Power and capacity

The Vendor has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement and all such other agreement, deeds, documents and instruments as are specified or referred to in this Agreement.

1.2	No legal impediment

The execution, delivery and performance under this Agreement:

(i)	comply with the constitution of the Company;

(ii)	does not and will not conflict with or result in the breach or constitute a default under any of the terms conditions and provisions of any agreement or instrument where the Vendor is now a party or any other judgment, award, decree, law ordinance or regulation or any other restriction of any kind or character of the Vendor or any property of the Vendor is subject to which the Vendor is bound by; and

there are no circumstances whatsoever known to the Vendor which might adversely affect its ability to perform its obligation under this Agreement.

1.3	The Company

(a)	The Company is duly incorporated and validly exists as a limited company under the laws of Malaysia.

(b)	No bankruptcy trustee, receiver or liquidator (or similar person) has been appointed in respect of the Company

2.	Sale Shares free from Encumbrances

2.1	The Sale Shares are issued as fully paid-up shares in the Company.

2.2	The Vendor is the legal and beneficial owner of the Sale Shares.

2.3	The Sale Shares are free from any Encumbrances and the Vendor has and will until Completion continue to retain the unrestricted rights to transfer the Sale Shares and, upon completion of the sale and transfer of the Sale Shares, to vest the unfettered legal title and beneficial ownership in the Sale Shares in the Purchaser and there is not, nor will there be, any option over or right to acquire any of the Sale Shares.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 18

3.	Compliance with law and litigation

3.1	Compliance

The Company has conducted its business in accordance with applicable laws and regulations in all material respects and there are no investigations, disciplinary proceedings or other circumstances likely to lead to any such claim or legal action, proceeding, suit, litigation, prosecution or investigation.

3.2	Licences and Permits

The Company does not own any other licences or permits other than those disclosed during the legal due diligence investigations and/or shall procure the necessary licences and/or permits relevant to its business operations by Completion.

3.3	Claims

There is no claim, action, proceeding or demand which may give rise to litigation or arbitration involving the Company prior to the execution of this Agreement.

3.4	Judgments

There is no unsatisfied judgment, order, arbitral award or decision of any court, tribunal or arbitrator against or in favour of the Company or any of its assets.

3.5	Government agency

The Company is not involved in any proceeding before or investigation by any government agency or other body and no such proceeding or investigation is pending or threatened against the Company.

4.	Documents

The books and records of the Company:

(i)	are up to date;

(ii)	have been maintained:

(a)	in accordance with all applicable legal requirements;

(b)	on a proper and consistent basis; and

(c)	contain records which are complete and accurate in respect of all matters which are material and required to be dealt with in such books and records.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 19

5.	Share capital

5.1	Capital structure

(i)	As at the date of this Agreement, the issued share capital of the Company is as per detailed in the Recital A of this Agreement.

(ii)	The Company has no outstanding obligations or intent to allot, issue, redeem or cancel any security.

5.2	Issued shares

All of the issued shares in the capital of the Company are:

(i)	validly allotted and issued free from any encumbrance; and

(ii)	not allotted or issued or transferred in breach of any:

(a)	pre-emptive or similar rights of any person; or

(b)	contract.

5.3	There is no arrangement, agreement, option or any right made granted or issued by the Company which calls for the issue or accord to any person the right to call for the issue of any shares, debentures or securities of any kind of the Company.

5.4	Fully paid

No money is owing in respect of any Sale Shares.

5.5	There are no other classes of shares in the capital of the Company except ordinary shares which rank pari passu amongst themselves.

6.	Debts

6.1	Borrowings

The Company has not obtained any loans and/or financing with any third parties and/or financial institutions.

6.2	Guarantees

The Company has not provided or entered into any guarantee or similar undertaking.

6.3	Contingent liabilities

The Company has no contingent liabilities.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 20

7.	Accounts

7.1	Preparation

The Audited Accounts:

(i)	have been prepared in accordance with the Act and applicable accounting standards, including the Malaysian Financial Reporting Standards and the International Financial Reporting Standards;

(ii)	give a true and fair view of:

(a)	the financial position of the Company;

(b)	the assets and liabilities of the Company; and

(c)	the income, expenses and results of the operations of the Company;

(iii)	are not affected by any unusual or non-recurring item, except for as disclosed in the Audited Accounts;

(iv)	include all reserves and provisions for taxation that are necessary to cover all tax liabilities of the Company;

(v)	include and make full provision for all liabilities of the Company;

(vi)	include an adequate allowance for doubtful debts of the Company; and

(vii)	set out and make reasonably adequate provision for all bad and doubtful debts of the Company.

7.2	Liabilities

The Company has not existing liabilities.

8.	Tax

8.1	Records

The Company has maintained proper and adequate records to comply with its obligations to:

(i)	prepare and submit all documents and payments in respect of any tax within the time period as may be specified by the tax authorities;

(ii)	prepare all accounts which are necessary for compliance with any tax law; and

(iii)	retains all records as required by any tax law.

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 21

8.2	Disputes/Claims

There are no disputes by the Company with any government agency or other person in respect of any tax liability. There are no claims or issues concerning any liability for taxes of the Company asserted, raised or threatened by any tax authority and no circumstances exist to form a basis for such a claim or issue.

8.3	Liability

There is no further liability for taxation of the Company otherwise than as a result of activities in the ordinary course of their businesses since the date of this Agreement until the Completion Date.

The Company has not engaged in, or been a party to, any transaction or series of transactions or scheme or arrangement of which the main purpose, or one of the main purposes, was or could be said to be the avoidance of, or deferral of or a reduction in the liability to, taxation.

9.	Contracts

9.1	The Vendor has not received any notification/notices for any breach, default and/or non-compliance by the Company with the terms of any existing contracts including purchase orders and if the Vendor shall receive any notification/notices for any breach, default and/or non-compliance by the Company with the terms of any existing contracts including purchase orders at any time after the date of this Agreement, the Vendor shall disclose the same to the Purchaser accordingly.

9.2	Notices

The Company has not received any notice which does or might affect any rights or any exercise of any rights of the Company in respect of any contract to which the Company is a party or otherwise subject to.

10.	Title to assets

The Company confirms that it has title to all of its assets.

11.	Insurance

The Company confirms that there are no outstanding insurance claims in respect of the Company’s’ assets and operations.

12.	Employment matters

The Company confirms that there are no outstanding statutory contributions payable to the relevant authorities and there is no ongoing labour dispute between the Company and its employees.

13.	Intellectual Property

The Vendor confirms that the Company does not own and/or is not in the midst of registering any form of intellectual property.

(the remainder of this page has been intentionally left blank)

Share Sale Purchase Agreement: Unreserved Sdn Bhd	Page 22